CONTACTS:  William L. Flaherty                RELEASE DATE:  November 23, 1994
           Vice President, Finance
           (513) 841-6675

           Karen Durand
           Director, Investor Relations
           (513) 841-6986

                                              FOR IMMEDIATE RELEASE




        GIBSON SETTLES DERIVATIVES LITIGATION WITH BANKERS TRUST
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        COMPANY TO RECORD $14.5 MILLION GAIN IN CURRENT QUARTER
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Gibson Greetings, Inc. (NASDAQ: GIBG) announced that it has settled its claim against Bankers Trust Company for losses
arising from interest rate derivative transactions.   As a
result of the settlement, Gibson will record a net pretax gain of $14.5 million in the current quarter of its fiscal year ending December 31, 1994.

Gibson first announced derivative losses on March 4, 1994 and had recorded cumulative losses of $20.7 million on its two remaining transactions at September 30, 1994. As part of the settlement, the Company has paid Bankers Trust $6.18 million which includes the reimbursement of approximately $3.4 million of cash payments made to Gibson which had been recorded as gains with respect to a number of earlier transactions. In return, the remaining transactions will be terminated with no further liability to Gibson.

"We are delighted with the settlement, which resolves all matters in dispute with Bankers Trust and eliminates management distraction and ongoing legal expenses," said Benjamin J. Sottile, Chairman, President and Chief Executive Officer of Gibson.


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